EXHIBIT 21
Subsidiaries

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Minghua Group International Holding (Hong Kong) Ltd.	Hong Kong

Minghua Acquisition Corp.	Delaware

Shenzhen Minghua Environmental Protection Vehicles Co. Ltd.	China

Ming Hua Environmental Protection Science and Technology Ltd.	Hong Kong

Good View Bus Manufacturing (Holding) Co. Ltd.	Hong Kong

Eagle Bus Development Ltd.	Hong Kong

Guangzhou City View Bus Installation Co. Ltd.	China

Euromax International Investments Limited	Hong Kong

Beijing China Cardinal Real Estate Consulting Co., Ltd	China

Top Team holdings Limited	British Virgin Islands

Asia Key Group Limited	British Virgin Islands